UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	001-13913

WADDELL & REED FINANCIAL, INC.

(Exact name of registrant as specified in its charter)

6300 Lamar Avenue
Overland Park, Kansas 66202
(913) 236-2000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Preferred Stock Purchase Rights (1)

(Title of each class of securities covered by this Form)

Class A common stock, par value $0.01 per share

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934, Waddell & Reed Financial, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	February 20, 2018	By:	/s/ Wendy J. Hills
Name: Wendy J. Hills
Title: Executive Vice President, Chief Legal Officer, General Counsel and Secretary

(1) The Preferred Stock Purchase Rights (the “Rights”) expired on February 15, 2018 pursuant to the terms of the Rights Agreement (the “Rights Agreement”), dated as of April 8, 2009, by and between Waddell & Reed Financial, Inc. (the “Company”) and Computershare Trust Company, N.A., as rights agent, as amended by the First Amendment to Rights Agreement, dated as of July 22, 2016 and the Second Amendment to Rights Agreement, dated as of February 15, 2018. The Company initially filed a Form 8-A to register the Rights on April 8, 2009.